FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

General Company of Geophysics
(translation of registrant’s name into English)

1, rue Léon Migaux
91341 MASSY
FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

Denver, 11th October 2004

CGG sets pace in Wave Equation market

Compagnie Générale de Géophysique (ISIN: FR0000120164; NYSE:GGY) set a new trend at today’s SEG 2004 Annual Meeting in Denver by officially announcing its decision to offer its WaveVista Advanced Wave Equation Migration for the same economic conditions and turnaround as the Kirchhoff method.

WaveVista is a high-end no-compromise wave equation migration solution, delivering superior quality depth images. Applicable to all acquisition geometries, it addresses the complex wavefronts associated with high-velocity layers, such as the salt in the Gulf of Mexico, and also delivers improved quality and resolution in less complex environments. A significant feature is the ability to produce full pre-stack angle gathers to allow amplitude analysis with angle, velocity model update and post-migration processing. The benefits for imaging are improved resolution, clearer fault definition, greater signal continuity and accurate positioning, leading to reduced uncertainty in defining reservoirs.

Guillaume Cambois, CGG’s Executive Vice President for Data Processing & Reservoir Services, explains: “As the search for reservoirs moves into deeper and more complex environments, wave equation migration offers superior imaging results over the previous state-of-the-art Kirchhoff method, and generates a much clearer window into the realm of subsalt geology. Our harnessing of PC cluster technology has not only made it affordable on routine projects, it has paved the way for it to be the new standard. Our decision to offer our wave-equation solution for the same conditions as Kirchhoff is in direct response to the needs expressed by our clients. It further underlines our commitment to setting the pace in the seismic data processing and reservoir services market.”

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact:

Christophe Barnini	+ 33 1 64 47 38 10	(cbarnini@cgg.com)
John Bastnagel	+ 1 281 646 2443	(jbastnagel@cgg.com)
Andrew Tuckey	+ 44 20 8231 8055	(atuckey@cgg.com)
Philippe Bertrand	+ 603 2713 0272	(pbertrand@cgg.com)

http://www.cgg.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date: October 11th 2004	By	Senior Executive Vice President,
Geophysical Services
/Christophe PETTENATI AUZIERE/